September 30, 2011

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	NetApp, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2011
Filed June 23, 2011
File No. 0-27130

Ladies and Gentlemen:

NetApp, Inc. (the “Company”) submits this letter to you in response to your letter of September 19, 2011, which sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed the comments with our response in regular, un-bold type.

1.	We note your disclosure that in the fourth quarter of fiscal 2011, you identified classification errors in previously issued interim condensed consolidated balance sheets as of October 29, 2010 and January 28, 2011, related to your 1.75% convertible senior notes due June 2013, and management determined that the errors were not material to the previously issued interim condensed consolidated financial statements. Tell us what factors you considered in concluding that these errors were not material to your interim condensed consolidated financial statements. In this regard, your response should address all the factors outlined in the SEC Staff Accounting Bulletin No. 99. That is, ensure you address the quantitative and qualitative impact of these errors on your current liabilities, loan covenants or other contractual requirements, liquidity position, market reaction and investors’ decisions at the time of these filings. Further, tell us how you considered the impact and causes of these errors on your assessment of the effectiveness of the design and operation of your disclosure controls and procedures and the effectiveness of your internal control over financial reporting.

Summary

In the fourth quarter of fiscal 2011, the Company identified classification errors in previously issued interim condensed consolidated balance sheets as of October 29, 2010 and January 28, 2011, related to its 1.75% convertible senior notes due June 2013 (the “Notes”), which had met the conversion threshold allowing holders to convert the Notes in accordance with their terms. The Notes were previously reported as a long-term liability of $1,125.4 million and $1,137.7 million as of October 29, 2010 and January 28, 2011, and should have been reflected as a current liability. In addition, $139.6 million and $127.3 million as of October 29, 2010 and January 28, 2011, respectively, was recorded within additional paid-in-capital and should have been presented as temporary equity.

The Company performed a materiality assessment to determine the impact of these balance sheet classification errors on its previously issued interim condensed consolidated financial statements for the fiscal periods ended October 29, 2010 and January 28, 2011. To perform this analysis, the Company considered both quantitative and qualitative factors as set forth in SEC Staff Accounting Bulletin No. 99 (“SAB 99”). Based on this evaluation, a summary of which is set forth below, the Company concluded that the errors were not material to its interim condensed consolidated financial statements. The Company further concluded that the balance sheet classification errors did not affect the Company’s Chief Executive Officer’s or Chief Financial Officer’s assessment of the Company’s disclosure controls and procedures or its internal control over financial reporting, as discussed further below.

Materiality Assessment

The Company considered the following quantitative and qualitative factors in assessing the materiality of the condensed consolidated balance sheet classification errors in accordance with Staff Accounting Bulletin No. 99:

1.	Impact on Financial Statements: The Company assessed the quantitative impact of the errors on various balance sheet components, including total current liabilities, total liabilities and total stockholders’ equity. Total current liabilities was understated by $1,125.4 million and $1,137.7 million, respectively, as of October 29, 2010 and January 28, 2011. However, total liabilities for both of the quarterly dates impacted were not misstated. As disclosed in note 19 of the notes to the Company’s consolidated financial statements for the year ended April 29, 2011 included in the Company’s Form 10-K, the impact of the errors regarding the liability-classified component of the Notes, related solely to a classification between current and long-term liabilities. Further, the impact of the errors related to the equity-classified component of the Notes was not material to total equity for the quarterly periods. The errors did not impact any of the balance sheet metrics that are used to evaluate the Company’s financial position, as discussed further below, nor was there any impact on the Company’s statements of operations or cash flows.

In addition, the users of the condensed consolidated financial statements were made aware of the current triggering of the conversion right in Part I.- Financial Information, Item 1. Notes to Condensed Consolidated Financial Statements (unaudited), in the respective Form 10-Q filings for periods ended October 29, 2010 and January 29, 2011. For example, the footnote disclosure provided in Form 10-Q for the period ended October 29, 2010 was as follows:

9. Financing Arrangements

1.75% Convertible Senior Notes Due 2013

On June 10, 2008, we issued $1,265.0 million aggregate principal amount of 1.75% Convertible Senior Notes due 2013 (the Notes). The Notes are unsecured, unsubordinated obligations of the Company. Interest is payable in cash semi-annually at a rate of 1.75% per annum. The Notes will mature on June 1, 2013 unless repurchased or converted in accordance with their terms prior to such date. The Notes may be converted, under the conditions specified in the indenture governing the Notes, based on an initial conversion rate of approximately 31.40 shares of common stock per $1,000 principal amount of Notes (which represents an initial effective conversion price of the Notes of approximately $31.85 per share), subject to adjustment as described in the indenture governing the Notes. For at least 20 trading days during the 30 consecutive trading days ended September 30, 2010, our common stock price exceeded the conversion threshold price of $41.41 per share set forth for these Notes. Accordingly, the notes are convertible at the holder’s option through December 31, 2010. Upon conversion of any Notes, we will deliver cash up to the principal amount of the Notes and, with respect to any excess conversion value greater than the principal amount of the Notes, shares of our common stock.

Similar transparent disclosure regarding the current triggering of the conversion rights was included in Part I—Financial Information, Item 3. Quantitative and Qualitative Disclosures About Market Risk and Part II—Other Information and Item 1A. Risk Factors in the respective Form 10-Q filings for periods ended October 29, 2010 and January 29, 2011.

In addition, as required by the indenture governing the Notes, the Company posted a “Notice of Ability to Convert” on its website on October 1, 2010, January 4, 2011 and March 31, 2011.

In summary, while the current classification was not reflected in the condensed consolidated balance sheets, the Company publicly disclosed the current conversion rights of the Notes through multiple disclosures.

2.	Loan Covenants: The Company is a party to certain operating lease agreements that require the Company to maintain a specified maximum ratio of total debt to earnings before interest, depreciation and amortization and a specified minimum amount of unencumbered cash and short-term investments. The classification errors did not factor into calculating these metrics and therefore did not impact the Company’s compliance with those covenants. The Company does not have any other loan covenants or contractual requirements that would be impacted by the classification errors.

3.	Liquidity Position: If all holders of the Notes had elected to convert the Notes, the Company had sufficient available cash, cash equivalents and short-term investments for the relevant periods to satisfy all of its current liabilities (as adjusted for conversion of the Notes). As of October 29, 2010 and January 28, 2011, the Company had $2.5 billion and $2.7 billion in cash, cash equivalents and short-term investments, respectively, in the U.S., all of which could have been accessed without restrictions in the unlikely event that all holders elected to convert their Notes. The Company had an additional $1.9 billion and $2.1 billion in cash, cash equivalents and short-term investments respectively, outside of the U.S. as of those same dates, a sufficient amount of which could have been accessed to satisfy any current liabilities not satisfied by the Company’s U.S. cash, cash equivalents and short-term investments.

Liquidity metrics that were impacted by the classification errors, such as working capital, are not used by management or industry analysts to evaluate the Company’s results. The Company’s management does not use working capital for purposes of monitoring or evaluating the business, allocating resources or determining management compensation, nor does the Company disclose such metrics in its periodic and annual reports or its earnings releases. Nevertheless, the Company’s working capital remained positive and was over $2 billion at both October 29, 2010 and January 28, 2011, after consideration of the classification errors. Therefore, the errors did not mask a change in any metrics or other trends that management or industry analysts use to evaluate the Company.

4.	Industry Analysts’ and Investor Reactions: As previously discussed, the Company timely and broadly disclosed the triggering of the convertibility feature of the Notes during the relevant fiscal periods. The Company reviewed analyst reports published by its main Wall Street analysts about the Company’s performance during the periods ended October 29, 2010 and January 28, 2011, and was unable to find any analyst discussions expressing concern about the Company’s liquidity or reacting adversely to the triggering of the conversion feature. As affirmation of this belief, during earnings calls for the applicable fiscal periods and the Company’s June 30, 2011 Analyst Day, which occurred seven days after the filing of our Form 10-K, analysts did not ask questions or express concerns about the triggering of the conversion rights to the Notes, the Company’s liquidity or the balance sheet classification errors. In addition, no concerns were raised by investors subsequent to the filing of our Form 10-K regarding the balance sheet classification errors. As a result, the Company believes that analysts and investors did not consider the balance sheet classification errors as material.

5.	Other Considerations: In performing its materiality assessment in accordance with SAB 99, management also determined the following:

•	The misstatement arose from items capable of precise measurement (i.e., they could be calculated from the carrying amounts and principal amounts of the Notes, which are known)

•	The errors did not concern any segment or portion of the Company’s operations

•	The errors did not conceal any unlawful transactions or self-dealing by senior management

•	The errors did not impact management compensation

•	The errors did not hide a failure to meet analysts’ expectations

•	The errors did not affect the Company’s compliance with SEC, NASDAQ or other regulatory requirements.

In addition, because the errors were confined to the balance sheets, as discussed above, they did not:

•	Result in a change from a loss to income or vice versa

•	Mask changes in earnings or other trends used to measure the Company’s performance

We believe the quantitative and qualitative aspects, when considered together, support a conclusion that the errors do not represent a material misstatement of our previously issued financial statements.

Assessment of Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our internal controls over financial reporting timely identified and disclosed the triggering of the conversion rights in the footnotes and Risk Factors to the interim financial statements filed in Forms 10-Q as discussed above. However, our internal controls did not timely determine the appropriate balance sheet classifications of the Notes in the same fiscal periods in which the conversion feature of the Notes was triggered. As a result, the Company determined that the failure to properly classify the Notes within the balance sheets constituted a control deficiency. Management evaluated the potential magnitude of the errors, noting that the entire amount of the Notes should have been reclassified as of October 29, 2010 and January 28, 2011. There is no incremental error that could have occurred in relation to the Notes and the Company has no other debt with similar features. As a result, management assessed that the potential magnitude of this deficiency is equal to the actual magnitude.

Considering the Company’s materiality evaluation, and the assessment of the potential magnitude of the errors, as described above, the Company concluded that the classification errors did not constitute a material weakness as they did not present a reasonable possibility that the Company would fail to prevent or detect on a timely basis a material misstatement of its annual or interim financial statements. Nevertheless, the Company concluded that the errors specific to the timely balance sheet classification of the Notes were important enough to merit attention by those responsible for oversight of the Company’s financial reporting and therefore classified the control deficiency as a significant deficiency. Management reported its analysis and conclusions to the audit committee prior to filing the Form 10-K for the fiscal year ended April 29, 2011. Based on the foregoing, the Company concluded that the classification errors for the periods ended October 29, 2010 and January 28, 2011 did not affect the Company’s Chief Executive Officer’s and Chief Financial Officer’s assessments of the effectiveness of the design and operation of the Company’s disclosure controls and procedures or the effectiveness of the Company’s internal control over financial reporting for those quarterly periods or for the fiscal year ended April 29, 2011.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 822-3203. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 822-4412. Thank you for your assistance.

Sincerely,

/s/ Steven J. Gomo
Steven J. Gomo
Executive Vice President, Finance and Chief Financial Officer, NetApp, Inc.

cc:	Matthew K. Fawcett, Senior Vice President, General Counsel, NetApp, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Nathaniel P. Gallon, Wilson Sonsini Goodrich & Rosati, P.C.
John W. Kelm, Deloitte & Touche LLP